# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Piermont Valley Acquisition Corp, CIK 0001865248
CUSIP: G1889L100
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O CAPITALWORKS EMERGING MARKETS ACQUIS, 1345 AVENUE OF THE AMERICAS, 11TH FL., NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 07/11/2025
Filed by CIK 0002076925
Persons authorized to receive notices and communications: Xinying Wu, 732 S 6th Street, #4303, Las Vegas, Nevada (NV), 89101, 929-792-5788

## Reporting persons
- Valleypark Road, LLC (CIK 0002076925): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,239,000; shared voting power 3,511,000; sole dispositive power 2,239,000; shared dispositive power 3,511,000; aggregate amount beneficially owned 5,750,000 (85.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Piermont Valley Acquisition Corp
Address of issuer's principal executive offices: C/O CAPITALWORKS EMERGING MARKETS ACQUIS, 1345 AVENUE OF THE AMERICAS, 11TH FL., NEW YORK, New York (NY), 10105

## Item 2. Identity and Background
Name of person filing: The reporting person is Valleypark Road, LLC.
Residence or business address:
732 S 6th Street, #4303
Las Vegas, NV 89101
Attn: Xinying Wu
Present principal occupation or employment: Private investor.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by Valleypark Road, LLC in the purchase reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: On July 11, 2025, Valleypark Road, LLC, a Delaware limited liability company (the Acquiror), Piermont Valley Acquisition Corp., a Cayman Islands exempted company, and Vikasati Partners, LLC, a Delaware limited liability company (the Sponsor) entered into and contemporaneously closed the transactions contemplated by a purchase agreement (the Purchase Agreement), pursuant to which, among other things: (a) the Acquiror purchased 2,238,999 Class A ordinary shares, par value $0.0001 per share and 1 Class B ordinary share, par value $0.0001 per share from the Sponsor and (b) the Sponsor, among others, executed irrevocable powers of attorney and proxies in favor of the Acquiror to vote or dispose of the Retained Shares (as defined in the Purchase Agreement).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Valleypark Road, LLC owns 2,239,000 Class A Shares, equating 85.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Valleypark Road, LLC owns the following equity:

Sole Voting Power: 2,239,000 shares
Shared Voting Power: 3,511,000 shares
Sole Dispositive Power: 2,239,000 shares
Shared Dispositive Power: 3,511,000 shares
Transactions in the class effected during the past sixty days: See Item 4 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Valleypark Road, LLC is the beneficial owner of an aggregate of 5,750,000 Class A Ordinary Shares, or approximately 85.9% of the outstanding Class A Ordinary Shares, consisting of the 2,239,000 Class A Ordinary Shares beneficially owned by Valleypark Road, LLC as described throughout this Schedule 13D and an aggregate of 3,511,000 Class A Ordinary Shares that are subject to powers of attorney as described in Item 4 above and in the attached Purchase Agreement exhibit.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Purchase Agreement

## Signatures
- Valleypark Road, LLC: /s/ Xinying Wu, Xinying Wu, Managing Member (07/15/2025)